Exhibit 12

NDS Group plc

Computation of Ratio of Earnings to Fixed Charges

	For the nine months ended March 31,
(in thousands, except ratio)	2008	2007
	(unaudited)

Consolidated pretax income from continuing operations	$172,558	$136,450
Interest portion of rental expense	5,526	4,557
Earnings	$178,084	$141,007
Fixed charges, being interest portion of rental expense	$5,526	$4,557
Ratio of earnings to fixed charges	32.2	30.9